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                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1933



                            FOR THE MONTH OF MAY 2006




                                BANCOLOMBIA S.A.
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F  [X]                   Form 40-F [ ]


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes   [ ]                        No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)


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This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 001-32535).

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                                    SIGNATURE

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               BANCOLOMBIA S.A.
                                                (Registrant)




Date: May 08, 2006                  By  /s/  JAIME ALBERTO VELASQUEZ B.
                                       ----------------------------------
                                       Name:  Jaime Alberto Velasquez B.
                                       Title: Vice President of Finance

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[BANCOLOMBIA COMPANY LOGO]


        BANCOLOMBIA S.A. ACQUIRES MAJORITY PARTICIPATION IN COMERCIA S.A

MEDELLIN, COLOMBIA. MAY 8, 2006.


On May 8, 2006, BANCOLOMBIA S.A. (the "Bank"), by means of a transaction duly authorized by the Superintendency of Finance of Colombia, acquired from Textiles Fabricato Tejicondor S.A., 9,803,685 shares of Comercia S.A. Commercial Financing Company ("COMERCIA"), equivalent to 55.61 % of the outstanding shares of such company.

The value paid by the Bank was Ps. 24,609,504,197.60, equivalent to approximately Ps. 2,510.23 per share.

With this acquisition, COMERCIA will become a subsidiary of the Bank, specialized in the offer of factoring services and the leader in short-term funding for the Colombian corporate sector, strengthening, thus, the portfolio of products and financial services of the Bank.

COMERCIA currently occupies the eighth place among fifteen commercial financing companies that operate in Colombia, taking into account level of assets and level of loans. As of March 31, 2006, COMERCIA had a shareholders' equity of Ps.
28.496 million and assets amounting to Ps. 169.021 million, which included a loan portfolio of Ps. 148.741 million. The net accumulated income of COMERCIA as of the same date was Ps. 384 million.

The Bank currently expects to acquire an additional participation equivalent to 38.96% of the outstanding shares of COMERCIA which are currently held by Patrimonio Autonomo Textiles Fabricato Tejicondor, administered by Santander Investment Trust S.A. No assurance can be given as to the timing of the acquisition of this additional participation.


CONTACTS

Sergio Restrepo         Jaime A. Velasquez          Mauricio Botero
Executive VP            Financial VP                IR Manager
Tel.:(574) 5108668      Tel.: (574) 5108666         Tel.: (574) 5108866